UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _ )*

Six Flags Entertainment Corporation
(Name of Issuer)
Common Stock, par value $0.025 per share
(Title of Class of Securities)
83001A102
(CUSIP Number)
James Reid-Anderson
c/o Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, Texas 75050
(972) 595-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 22, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83001A102

1	NAMES OF REPORTING PERSONS James Reid-Anderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	re
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,946,430 shares of commons stock(1)
	8	SHARED VOTING POWER -0- shares of common stock
	9	SOLE DISPOSITIVE POWER 4,946,430 shares of common stock(1)
	10	SHARED DISPOSITIVE POWER -0- shares of common stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,946,430 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 500,000 shares that are within a grantor retained annuity trust of which Mr. Reid-Anderson is trustee and 50,000 shares underlying options that are exercisable.

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.025 per share (the “Common Stock”) of Six Flags Entertainment Corporation (the “Company”). The address of the principal executive office of the Company is 924 Avenue J, East Grand Prairie, TX 75050.

Item 2.	Identity and Background.

(a)-(c)    This Schedule 13D is being filed by James Reid-Anderson. Mr. Reid-Anderson’s business address is c/o Six Flags Entertainment Corporation, 924 Avenue J, East Grand Prairie, TX 75050. Mr. Reid-Anderson’s principal occupation is Chairman, President and Chief Executive Officer of the Company. He also serves as a director of the Company.
(d)-(e)    During the last five years, Mr. Reid-Anderson has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
(f)    Mr. Reid-Anderson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Reid-Anderson has acquired shares of Common Stock through the exercise of options granted by the Company using Mr. Reid-Anderson’s personal funds as well as drawings under a line of credit. Mr. Reid-Anderson also has acquired shares of Common Stock through grants by the Company of restricted stock, performance units and dividend equivalent rights.
The information set forth under Item 5 and Item 6 is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Mr. Reid-Anderson acquired the Common Stock reported herein for investment purposes and as part of his compensation for serving as President and Chief Executive Officer of the Company. In order to diversify his investments, Mr. Reid-Anderson is party to a plan intended to comply Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Rule 10b5-1 Plan”) under the terms of which shares of Common Stock held by Mr. Reid-Anderson will be sold in accordance with the instructions set forth in the Rule 10b5-1 Plan and Mr. Reid-Anderson will not have any control, influence or authority over such sales. In addition, Mr. Reid-Anderson intends to review his investment in the Company from time to time and, depending on market conditions and other factors that Mr. Reid-Anderson may deem material in making his investment decision, Mr. Reid-Anderson may exercise all or any portion of exercisable options, make purchases or sales of the Company’s Common Stock in open market or private transactions, sell all or any portion of the Common Stock Mr. Reid-Anderson has or subsequently acquires in open market or private transactions, or take other steps to increase or decrease his investment in the Company. Mr. Reid-Anderson has in the past acquired, and may in the future acquire, restricted stock awards, stock options or other rights to acquire securities of the Company in the ordinary course of business in connection with his service as an executive officer of the Company.
Mr. Reid-Anderson is the Chairman, President and Chief Executive Officer of the Company and serves as a member of the board of directors of the Company, and in such capacities, Mr. Reid-Anderson may take an active role in working with the Company’s management on operational, financial and strategic initiatives and may be involved from time to time in the consideration of matters specified in the next sentence on behalf of the Company. Except as set forth herein, as of the date hereof, there are no plans or proposals that Mr. Reid-Anderson has that relate to or would result in (a) the acquisition of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)    Mr. Reid-Anderson beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 4,946,430 shares of Common Stock which constitutes 5.1% of the Common Stock (based on the 95,277,192 shares of Common Stock outstanding as reported on the Company’s Quarterly Report on Form 10-Q filed on July 25, 2014 plus the shares underlying Mr. Reid-Anderson’s 778,384 options that became exercisable since such date). Mr. Reid-Anderson has sole voting and sole dispositive power with respect to the shares of Common Stock he beneficially owns.
(c)    On August 22, 2014, Mr. Reid-Anderson exercised options with an exercise price of $7.99 per share to acquire 728,384 shares.  On August 24, 2014, Mr. Reid-Anderson’s options with an exercise price of $27.76 per share to acquire 50,000 shares from the Company became exercisable and a distribution of 4,675 shares of Common Stock was made on such day by the Company to Mr. Reid-Anderson pursuant to dividend equivalent rights with respect to such options that became exercisable.   On August 27, 2014, Mr. Reid-Anderson exercised options with an exercise price of $27.76 per share to acquire 40,000 shares.  On August 12, 2014, 81,063 shares were distributed by the Company to Mr. Reid-Anderson pursuant to dividend equivalent rights with respect to the option he exercised on August 22, 2014 and in addition, the last tranche of 72,838 shares (with respect to which he already had voting rights) under the restricted stock award granted to him on August 12, 2010 became vested.  On June 30, 2014, Mr. Reid-Anderson acquired 543 shares of Common Stock through the Company’s employee stock purchase plan.
(d)    Pursuant to a credit facility, Mr. Reid-Anderson’s revocable trust has entered into a pledge agreement with respect to cash and securities in an account which currently contains approximately 2.3 million shares of Common Stock. The pledge agreement, among other items, provides that the lender may take any action it deems necessary or desirable for the preservation of the collateral or its interest therein including to collect or realize upon the collateral and collect payments of dividends or other payments with respect to the collateral.
(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Item 3, Item 4 and Item 5 is hereby incorporated by reference.
Mr. Reid-Anderson is a party to an employment agreement and certain option and other award agreements under the Long-Term Incentive Plan which provide certain terms and conditions with respect to options and other equity awards including acceleration of vesting upon certain circumstances. Options generally require that Mr. Reid-Anderson remain employed with the Company through the exercisability date, subject to accelerated exercisability in certain events including certain terminations of employment or upon a change of control or as provided for by the Compensation Committee of the Company’s Board of Directors.  In addition, Mr. Reid-Anderson has a Project 500 performance award under the Company’s Long-Term Incentive Plan which if certain performance goals are achieved will result in a distribution of shares of Common Stock. Mr. Reid-Anderson also participates in the Company’s employee stock purchase plan.
On November 13, 2013, Mr. Reid-Anderson established a Grantor Retained Annuity Trust (“GRAT”) and 500,000 shares of Common Stock were transferred into the GRAT.  Mr. Reid-Anderson is trustee of the GRAT and has voting and dispositive power as to the shares held by the GRAT.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Name
1.01	Six Flags Entertainment Corporation Long-Term Incentive Plan-incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-13703), filed on May 3, 2010.
1.02
Amendment No. 1 to the Six Flags Entertainment Corporation Long-Term Incentive Plan-incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-13703) filed on May 5, 2011.

1.03
Employment Agreement, dated August 12, 2010, by and between James Reid-Anderson and Six Flags Entertainment Corporation-incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-13703) filed on August 18, 2010.

1.04	Project 500 Program Overview-incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-13703) filed on September 1, 2011.
1.05
Project 500 Program Form of Award Agreement and appendix listing Project 500 Awards to Executive Officers-incorporated by reference to Exhibits 10.2 and 99.1 to the Company's Current Report on Form 8-K (File No. 001-13703) filed on September 1, 2011.

1.06
Form of Dividend Equivalent Rights Award for Project 500-incorporated by reference to Exhibit 10.55 to the Company's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2011.

1.07
Nonqualified Stock Option Agreement Pursuant to the Six Flags Entertainment Corporation Long-Term Plan, between James Reid-Anderson and Six Flags Entertainment Corporation, dated August 12, 2010-incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-13703) filed on August 18, 2010.

1.08
Form of Non-Qualified Stock Option Agreement and Dividend Equivalent Rights Award pursuant to the Six Flags Entertainment Corporation Long-Term Incentive Plan-incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K (File No. 001-13703) for the year ended December 31, 2012.

1.09
Six Flags Entertainment Corporation Employee Stock Purchase Plan-incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Reg. No. 333-170584) filed on November 12, 2010.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 28, 2014

/s/ James Reid-Anderson
James Reid-Anderson, Chairman, President and Chief Executive Officer

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